SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 18)*

                  Preferred Income Management Fund Incorporated
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    74037Q10
                                 (CUSIP Number)

                            Thomas R. Stephens, Esq.
                      Bartlit Beck Herman Palenchar & Scott
                         511 Sixteenth Street, Suite 700
                             Denver, Colorado  80202
                                  (303) 592-3100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 23, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))




Cusip No. 74037Q10

                                                                    Page 1 of 15


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          NAME OF REPORTING PERSON
   1      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Horejsi, Inc.
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (a)

                    (b)

          SEC USE ONLY
   3

          SOURCE OF FUNDS*
   4
          WC OO
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  5       TO ITEMS 2(D) OR 2(E)

          CITIZENSHIP OR PLACE OF ORGANIZATION
   6
          South Dakota
                                SOLE VOTING POWER
        NUMBER OF          7
         SHARES
                                2,073,430

                                SHARED VOTING POWER
      BENEFICIALLY         8
        OWNED BY
                                0
                                SOLE DISPOSITIVE POWER
          EACH             9

        REPORTING
                                2,073,430
                                SHARED DISPOSITIVE POWER
         PERSON            10

          WITH
                                0
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
          2,073,430
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*
   12
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
          22.0%
          TYPE OF REPORTING PERSON*
   14
          CO


Cusip No. 74037Q10

                                                               Page 2 of 1 Pages


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          NAME OF REPORTING PERSON
   1      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Stewart R. Horejsi
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   2
                    (a)

                    (b)

          SEC USE ONLY
   3

          SOURCE OF FUNDS*
   4
          Not applicable
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   5       TO ITEMS 2(D) OR 2(E)

          CITIZENSHIP OR PLACE OF ORGANIZATION
   6
          United States
                                SOLE VOTING POWER
        NUMBER OF          7

         SHARES
                                0
                                SHARED VOTING POWER
      BENEFICIALLY         8
        OWNED BY
                                0

                                SOLE DISPOSITIVE POWER
          EACH             9
        REPORTING
                                0
                                SHARED DISPOSITIVE POWER
         PERSON            10

          WITH
                                0
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
          0
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

   12
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
          0%
          TYPE OF REPORTING PERSON*
   14
          IN



Cusip No. 74037Q10

                                                               Page 3 of 1 Pages


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


          NAME OF REPORTING PERSON
   1      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Lola Brown Trust No. 1B
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   2
                    (a)

                    (b)

          SEC USE ONLY
   3
   4      SOURCE OF FUNDS*
          WC OO
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   5       TO ITEMS 2(D) OR 2(E)

          CITIZENSHIP OR PLACE OF ORGANIZATION
   6
          Kansas
                                SOLE VOTING POWER
        NUMBER OF          7

         SHARES
                                1,581,665
                                SHARED VOTING POWER
      BENEFICIALLY         8
        OWNED BY
                                0
                                SOLE DISPOSITIVE POWER
          EACH             9

        REPORTING
                                1,581,665
                                SHARED DISPOSITIVE POWER
         PERSON            10

          WITH
                                0
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
          1,581,665
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

   12
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
          16.8%
          TYPE OF REPORTING PERSON*
   14
          OO



Cusip No. 74037Q10

                                                               Page 4 of 1 Pages


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          NAME OF REPORTING PERSON
   1      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Badlands Trust Company
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   2
                    (a)

                    (b)

          SEC USE ONLY
   3
          SOURCE OF FUNDS*
   4
          WC OO

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

          CITIZENSHIP OR PLACE OF ORGANIZATION
   6
          South Dakota
                                SOLE VOTING POWER
        NUMBER OF          7
         SHARES
                                12,735

                                SHARED VOTING POWER
      BENEFICIALLY         8
        OWNED BY
                                0
                                SOLE DISPOSITIVE POWER
          EACH             9

        REPORTING
                                12,735
                                SHARED DISPOSITIVE POWER
         PERSON            10

          WITH
                                0
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
          12,735
    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

   12
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
          .13%
          TYPE OF REPORTING PERSON*
   14
          CO


Cusip No. 74037Q10

                                                               Page 5 of 1 Pages


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          NAME OF REPORTING PERSON
   1      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Stewart R. Horejsi Trust No. 2

          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   2                (a)

                    (b)


          SEC USE ONLY
   3
          SOURCE OF FUNDS*
   4
          Not applicable
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   5      TO ITEMS 2(D) OR 2(E)

          CITIZENSHIP OR PLACE OF ORGANIZATION
   6
          Kansas

                             SOLE VOTING POWER
        NUMBER OF          7
         SHARES
                                0
                                SHARED VOTING POWER
      BENEFICIALLY         8

        OWNED BY
                                0
                                SOLE DISPOSITIVE POWER
          EACH             9

        REPORTING
                                0
                                SHARED DISPOSITIVE POWER
         PERSON            10

          WITH
                                0
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
          0
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

   12
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
          0%
          TYPE OF REPORTING PERSON*
   14
          OO


                                   Page 6 of 1


                  Amendment No. 18 to Statement on Schedule 13D

                 This amended statement on Schedule 13D relates to the Common Stock, $.01 par value per share
         (the "Shares") of Preferred Income Management Fund Incorporated, a Maryland corporation (the "Company").
         Items  2, 3, 4, 5 and 6 of this statement, previously filed by
         (i) Horejsi Enterprises, Inc. ( HEI ), The
         Lola Brown Trust No. 1B (the "Brown Trust") and Badlands Trust Company ( Badlands ), each as the direct beneficial owner of Shares, and (ii) Stewart R. Horejsi,
         Larry L. Dunlap,  and Stewart R. Horejsi Trust
         No. 2 (the "Stewart Horejsi Trust"), by virtue of the relationships described previously in this statement, are hereby amended as set forth below.


Item 2.     Identity and Background.

            No change except for the addition of the following:

            On December 11, 1997, Badlands replaced Mr. Horejsi as a trustee of the Brown Trust and the Ernest Horejsi Trust No. 1B, and Badlands replaced Mr. Dunlap as a trustee of the Stewart Horejsi Trust. On December 15, 1997, HEI merged into Horejsi, Inc., a South Dakota corporation ("HI"), with HI surviving the merger. As a result of such merger, HI acquired all Shares previously held by HEI.

            As a result of transactions described above, this statement is no longer filed on behalf of HEI and Mr. Dunlap. This statement is filed on behalf of the Brown Trust, Badlands, the Stewart Horejsi Trust, HI and Mr. Horejsi, who are referred to in this statement as the Reporting
      Persons.

            The directors of HI are Mr. Stephen C. Miller, Mr. John Raforth, and Ms. Susan Ciciora. The executive officers of HI are Mr. Miller, President and Treasurer, and Ms. Stephanie Kelley, Secretary.

            (b) The business address of HI is 122 South Phillips Avenue, Suite 220, Sioux Falls, South Dakota 57104.

            (c) HI is a holding company engaged through its affiliates in the retail sale of welding consumables, equipment and gases, the wholesale sale of bulk gases, leasing of cylinders to various wholesale and retail customers, and the financing of such activities.

            (d) Neither HI nor, to the best knowledge of the Reporting Persons, any officer or director of HI has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

            (e) During the past five years, neither HI nor, to the best knowledge of such persons, any officer or director of HI was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

           HI is a South Dakota corporation. All of the officers and directors of HI are citizens of the United States.


Item 3.     Source and Amount of Funds or Other Consideration.

                 No change except for the addition of the following:

            HI acquired 2,071,430 of the Shares held by it as a result of the merger of HEI into HI. The total amount of funds required by HI to purchase the Shares purchased in the open market as reported in Item 5(c) was $31,289.90 (including commissions). Such funds were provided by HI's cash on hand and margin borrowings under accounts maintained by HI (as successor to HEI) with Bear Stearns Securities Corp. and by HI and related parties with Merrill Lynch, Pierce, Fenner & Smith Incorporated, as previously reported in this statement on Schedule 13D.

            The total amount of funds required by the Brown Trust to purchase the Shares as reported in Item 5(c) was $988,934.70. Such funds were provided by the Brown Trust's cash on hand and margin borrowings under accounts maintained by the Brown Trust with Merrill Lynch International Bank Limited, as previously reported in this statement on Schedule 13D.


Item 4.     Purpose of Transaction.

                 No change except for the addition of the following:

                 A meeting of the Company's board of directors was held on January 23, 1998. At the meeting, Mr.
       Horejsi advised the board that he believed that the Company should take several steps:

                 The Company's objective should be to maximize the after tax return received by the Company's
                 shareholders.    In view of the recent changes in the Federal
                 income tax code which have lowered
                taxes  on  long  term capital gains, the Company should attempt to increase after tax returns to
                 shareholders by changing the Company's investment focus to emphasize capital gains rather than current  income,  thereby  reducing  taxes paid by the Company's shareholders. Specifically, Mr.
                 Horejsi suggested that the Company invest a significant portion of its portfolio in a small number of common stocks that offer good long term investment prospects, including common stocks of troubled companies. In addition, the Company should consider investing in other investment companies, subject to legal restrictions. Finally, the Company should retain and reinvest the maximum amounts of income and gains that can be retained, consistent with tax requirements.

               In connection with the change of the Company's investment focus, the Company should dispose of a
                 portion  of  its  preferred  stock  portfolio.  Recent
                 changes  in  the tax laws have permitted
                 corporations owned by trusts to elect Subchapter S status, thereby eliminating the appeal of the deduction for preferred stock dividends received for such corporations. It is also possible that
                 Congress will enact legislation to repeal or limit the corporate dividends received deduction
                 for  preferred  stocks.    If  this  occurs,  the  market
                 value of the Company's preferred stock
                 portfolio could be adversely affected. Sale of a significant portion of the portfolio would reduce this risk to the Company and its shareholders.
                 Mr. Horejsi noted that HI may elect to be taxed as a Subchapter S corporation in the future, in which case HI would not be able to use the dividends received deduction.

                 Sale of a significant portion of the Company's preferred stock portfolio and reinvestment of the proceeds in common stocks would be likely to reduce the dividend income received by the Company and consequently reduce the dividends paid by the Company to its shareholders, which may reduce current returns in the near term. However, if the Company is able to invest in common stocks that increase in value, that increase in value should be reflected in higher market prices for the Shares. Shareholders of the Company who hold Shares for the long term will be able to take advantage of lower federal income taxes on long term capital gains as opposed to higher taxes on dividend income. Mr. Horejsi noted that investing a significant portion of the Company's portfolio in a small number of common stocks may significantly increase the volatility of the price of the Shares.

                 The Company should change from a diversified investment company to a non-diversified investment company.

                 The Company should appoint a chief executive officer who is unaffiliated with the Company's investment advisor and change the Company's name to reflect its new investment focus.

                 The Company should adopt a policy to prohibit its directors from receiving fees from the
                 Company's investment advisor or any companies controlled or advised by the Company's investment
                 advisor.    Currently,  all  directors  other
                 than Mr. Horejsi receive compensation either from Flaherty and Crumrine, the Company's investment advisor, or from Preferred Income Fund
                 Incorporated and Preferred Income Opportunity Fund Incorporated, both of which are also advised by Flaherty and Crumrine.

                 Mr. Horejsi indicated that he believed Flaherty and Crumrine, should continue to advise the Company with respect to the preferred stock and fixed income portion of the Company's portfolio, but that a company controlled by Mr. Horejsi would be better suited to implement a new investment focus for the Company than Flaherty and Crumrine.

                 The Company's board of directors indicated that they would review Mr. Horejsi's suggestions but did not take action on any of the suggestions.

        In  view  of the board's response, Mr. Horejsi advised the board that the Reporting Persons will
         consider whether they should take a more active role in the Company's management to protect the value of
         their  investment.    Mr.  Horejsi  also  advised  the  board
         that, while no decision has been made, the Reporting Persons may consider, among other things, soliciting proxies in connection with the Company's annual meeting of shareholders with respect to election of directors or other matters.

                 HI acquired the Shares described in Item 5(a) of this statement as a result of its merger with
         HEI and purchases of Shares. HI purchased the Shares described in Item 5(c) of this statement in order to increase its equity interest in the Company. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities  that  may  be deemed to be affiliated with HI, the
         Brown Trust, Badlands or the Stewart Horejsi
         Trust may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be  deemed to be affiliated with HI, the Brown Trust, Badlands or the Stewart Horejsi Trust may from time
         to  time  dispose  of  all  or  a  portion  of the Shares held by such person, or cease buying or selling
         Shares.    Any  such  additional  purchases  or  sales  of the
         Shares may be in open market or privately-negotiated transactions or otherwise. However, if the Reporting Persons acquire additional Shares, the Reporting Persons do not, at this time, intend to more Shares than would be necessary to acquire control of the Company, which the Reporting Persons believe is less than 50% of the outstanding Shares.

Item 5.     Interest in Securities of the Issuer.

                 No change except for the addition of the following:

                 (a) HI is the direct beneficial owner of 2,073,430 Shares, or approximately 22.0% of the
         9,416,743 Shares outstanding as of May 1, 1997, according to information contained in the Company's 1997
         proxy  statement.    By virtue of the relationships reported in
         this statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by HI. Mr. Horejsi disclaims all such beneficial ownership.

                 The Brown Trust is the direct beneficial owner of 1,581,665 Shares, or approximately 16.8% of the 9,416,743 Shares outstanding as of May 1, 1997, according to information contained in the Company's
         1977 proxy statement. By virtue of the relationships reported in this statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Brown
         Trust. Mr. Horejsi disclaims all such beneficial ownership.

                 By virtue of the relationships and transactions described in this statement, the Reporting
         Persons may be deemed to constitute a group. HI disclaims beneficial ownership of Shares directly beneficially owned by the Brown Trust and Badlands, the Brown Trust disclaims beneficial ownership of
         Shares directly beneficially owned by the HI and Badlands, and Badlands and the Stewart Horejsi Trust each disclaim beneficial ownership of Shares directly beneficially owned by the Brown Trust and HI.

                 (b) HI has the direct power to vote and direct the disposition of the Shares held by it.
         By virtue of the relationships previously described in this statement, Mr. Horejsi may be deemed to share the indirect power to vote and direct the disposition of the Shares held by HI.

                 (c) The table below sets forth purchases of the Shares by HI since November 24, 1997. All of such purchases were effected by HI on the New York Stock Exchange.


                                                          Approximate Price
                Date          Amount of Shares                Per Share
                                                    (exclusive of commissions)

              12/22/97             1,000                       $15.625
             12/23/97             1,000                       $15.625

                 The table below sets forth purchases of the Shares by the Brown Trust since November 24, 1997.
         All of such purchases were effected by the Brown Trust on the New York Stock Exchange.
                                                      Approximate Price

              Date          Amount of Shares                Per Share
                                                      (exclusive of commissions)

          12/16/97             20,000                      $15.81
          12/17/97             25,000                      $15.81
          12/18/97             10,000                     $15.9375
          12/18/97              200                        $15.875
          12/19/97             7,200                      $15.9375

            HI acquired 2,071,430 of the Shares held by it pursuant to the merger with HEI.

     (d) HI has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares held by it.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            No change except for the addition of the following:

            As a result of its merger with HEI, HI succeeded to all of the rights and obligations under HEI's contracts, arrangements, understandings and relationships as previously described in this statement.



                                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   January 26, 1998

                               /s/ Stewart R. Horjsi

                               Stewart R. Horejsi




                                    Stephen  C. Miller, as President of Horejsi,
                                    Inc.  and  as  President  of  Badlands Trust
                                    Company, trustee of The Lola Brown Trust No.
                                    1B,  and  trustee  of the Stewart R. Horejsi
                                    Trust No. 2.